Gottbetter & Partners, LLP	488 Madison Ave., 12th Floor	T 212.400.6900
	New York, NY 10022-5718	F 212.400.6901
www.gottbetter.com

December 2, 2011

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Li3 Energy, Inc.
Registration Statement on Form S-1
Filed July 1, 2011
File No. 333-175329
Annual Report on Form 10-K for fiscal year end June 30, 2011
Filed October 6, 2011
File No. 000-54303

Attention:	Ms. Pamela A. Long, Assistant Director
Mr. Craig Slivka, Special Counsel
Mr. Jeffrey Gordon, Staff Accountant
Ms. Lisa Etheredge, Staff Accountant
Mr. George Schuler, Mining Engineer

Ladies and Gentlemen:

On behalf of our firm’s client, Li3 Energy, Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) as set forth in your letter dated October 14, 2011 (the “Comment Letter”), addressed to Luis Saenz, Chief Executive Officer of the Company, relating to the  above-captioned Registration Statement on Form S-1 filed by the Company, as amended by Amendment No. 1 thereto, filed on September 21, 2011.  Set forth below are the Staff’s comments, indicated in bold (which we have numbered in brackets), together with the responses thereto by the Company.

In addition, we are submitting via EDGAR transmission Amendment No. 2 to the Registration Statement (the “Amendment”), with changes addressing the Staff’s comments as well as certain other changes.

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

General

[1.]	We note your response to comment 21 from our letter dated July 28, 2011 and await the filing of your subsequent amendment to your Registration Statement on Form S-1.

The Amendment includes our audited financial statements for the year ended June 30, 2011, and related disclosures.  Moreover, now that 45 days have passed since our first fiscal quarter ended, we have added unaudited financial statements for the quarter ended September 30, 2011 and related disclosures.

[2.]	Please confirm that you are not seeking to register shareholder rights, otherwise please revise your prospectus, including your fee table, cover page and legal opinion to address these securities.

We are not seeking to register shareholder rights.

[3.]
Please be advised that you may only register for resale common shares that were sold in a completed private placement. Investors must be irrevocably bound to acquire the securities prior to the filing of the registration statement subject only to conditions outside their control, which would appear not to apply to the shares underlying the convertible securities that have yet to be issued and therefore the registration for resale of the common stock underlying the unissued convertible securities would not be viewed as a valid secondary offering. Accordingly, it appears that the shares you seek to register for resale that are to be acquired pursuant to “other rights” may not be registered in this offering.

We are no longer registering any shares issuable pursuant to “other rights.”  All the shares included in the Registration Statement as revised by the Amendment are either currently outstanding or issuable upon exercise of currently outstanding warrants.

[4.]
Please advise us as to whether you are registering shares underlying an equity line agreement. The disclosure on page 88 suggests that these shares are part of this registration statement but the disclosure on page F-15 suggests that they are not.

Certain shares issued pursuant to the Investment Agreement with respect to an equity line were initially included in the Registration Statement.  We have revised the disclosure on page 88 to clarify that such shares represented commitment and related fees under the Investment Agreement, but that the equity line has been terminated without any puts having been made thereunder.  Moreover, those shares are no longer included in the Registration Statement, as the Investor failed to deliver certain information required in order for us to register such shares.

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

[5.]	Please amend your fiscal year ended June 30, 2011 annual report to address comments on your S-1, applicable.

We will amend our Annual Report on Form 10-K for the year ended June 30, 2011 (the “2011 Form 10-K”) to address comments 6, 7, 11-15 and 22-24.

Summary, page 2

[6.]
We reissue comment four of our letter dated July 28, 2011. Throughout the prospectus you refer to your “exploration activities” without clarify what this means or identifying your current state of development.

We have added an explanation of the various stages of mining used in the prospectus.  Mining activity begins with the “exploration phase,” in which one seeks to define the type, extent, location and value of deposits and to estimate the grade and size of the deposits.  The exploration phase is followed by the “pre-feasibility phase,” in which the economics and risks of the project are determined.  The “feasibility phase” then ensues to address the financial viability of the project (including any permitting requirements) and to determine whether or not to proceed to development.  The end of the feasibility stage is marked by the conclusion of a feasibility study.  If the decision is made to move forward after the feasibility stage, then the “development phase” follows, in which the infrastructure needed to begin operations is constructed.  Upon completion of such infrastructure, a project enters the “production phase,” during which the applicable minerals are extracted, produced and sold.  Once all economically extractable minerals have been produced, a mine is closed and it enters the “reclamation phase,” in which the area is made suitable for future uses.  Li3 is currently in the exploration phase, seeking to define the type, extent, location and value of deposits.

[7.]
Please disclose that currently neither the company nor its subsidiaries have sufficient authority (or permits) to explore and exploit lithium in Chile and clarify whether you currently have the legal authority to carry out your proposed business in all of the countries you seek to operate in, with appropriate risk factor discussion.

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

The Registration Statement already states that we do not currently have authority to exploit lithium in Chile.  However, unlike exploitation permitting, exploration permitting is not mineral-specific in Chile.  We do, in fact, have the right to explore for lithium.  Until we determine the feasibility of economic exploitation of lithium through our exploration and pre-feasibility phases, we do not expect to apply for such a special permit.  The right of any company to exploit lithium in Chile at this time is restricted by law.  To exploit lithium in Chile, we will need to obtain a special permit from the governmental authorities, the issuance of which cannot be assured.  We believe we can mitigate the risk of an inability to obtain such permit because (i) we expect to be able to exploit other minerals on our properties and (ii) we believe the current political environment in Chile favors removal of legal impediments to lithium exploitation.  The cost of obtaining the permits required to exploit lithium is impossible to determine at this time.  We expect the mechanism by which such permits may be granted to consist of an auction process, although there can be no assurance thereof.  Accordingly, we are loathe to give any range of possible costs as it could materially impair our ability to ultimately obtain such permit or to do so for the best possible price.  We have added further clarification in the Summary on page 3, and have expanded the risk factor on page 11.

Any failure to maintain effective internal control over our financial reporting could materially adversely affect us, page 17

[8.]	Please update this risk factor so that it is consistent with the disclosure in your Form 10-K. Please also disclose your material weakness in the Summary section of the prospectus as well.

We have updated this risk factor to reflect management’s most recent evaluation of internal controls over financial reporting.  We have also added a discussion of material weaknesses in such controls in the Summary section.

Selling Stockholders, page 18

[9.]
On page 24 you have the following notation “§ Affiliated with a Broker-Dealer;” however, we cannot locate the symbol § near any of the selling stockholders or discern which stockholders are affiliates of broker dealers. Please revise and advise.

We have added the symbol “§” to each selling stockholder who is affiliated with a broker-dealer.

[10.]	Please fill in the blanks in footnotes to the table.

There are no longer any blanks in the footnotes to the selling stockholders table.

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

[11.]	Please disclose what you mean by “prospective mineral claims.”

We have reworded this to clarify that, although the mineral claims are currently in existence, the extraction of the relevant minerals pursuant to such claims is currently prospective.

Strategic Plan, page 40

[12.]	We reissue comment 12 of our letter dated July 28, 2011. Please revise to provide investors a better idea of what a “feasibility stage” means.

We have added a discussion, here and in the Summary, regarding the various stages of a brine mining operation referred to in the prospectus.  The prospectus now describes each such stage and the criteria used in determining in which stage any project is.

Description of Business, page 47

[13.]
We note your response to comment 16 of our letter dated July 28, 2011 indicating that the information presented in your filing was gathered from the U.S. Geological Survey’s (USGS) Mineral Commodity Summaries and that the information presented represents industry standard terminology. We re-issue comment 16. Your jurisdiction of incorporation is Nevada and as such, only those terms specified by Industry Guide 7 may be used in U. S. SEC filings. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents and at times may conflict with USGS definitions, which have are not codified in U.S. securities law. Please remove all terminology such as reserve base and/or resources from your filing.

We have eliminated the disclosure of USGS data regarding “reserve base” and “resources” from the Registration Statement.

Maricunga, page 56

[14.]
We note your response to comment 19 of our letter dated July 28, 2011 that you may list your securities on the Canadian exchange and if listed, you will have to prepare your filings in conformance with Canadian standards. We re-issue comment 19. Please disclose, in your filing, your plans to list on the Canadian Exchange and your investor’s expectations in regards to technical reports. Please be informed that your jurisdiction of incorporation (Nevada) will preclude disclosure of Canadian standards in your future U.S. filings.

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

We have added disclosure that we are seeking evaluation of our properties to the Canadian disclosure standards, because they are the industry standard with marketability worldwide.

We understand that the Toronto Stock Exchange frowns upon issuers disclosing their plans to list securities on their exchanges until a listing application has been accepted.  In particular, we have been advised that such premature publicity can be grounds for denial of a listing application.  Moreover, due to their global use, we believe investors in our industry are equally interested in reports meeting the Canadian standards, whether or not we ultimately list in Canada.

Compliance with Government Regulation, page 70

[15.]
Because regulatory approval is required to begin operations under your strategic plan, please disclose the costs associated with obtaining such approval. Further, we do not understand the statement that you “cannot predict the extent to which these requirements will affect [y]our company or [y]our properties if [you] identify the existence of minerals in commercially exploitable quantities” considering the importance of governmental approval for your activities. Please revise to provide a comprehensive discussion of the regulatory costs and landscape in the jurisdictions you seek to engage in business.

As disclosed throughout the Registration Statement, lithium is not the only mineral for which we are prospecting.  Moreover, until we complete our exploration activities and a feasibility study, we will not know what minerals may be economically extracted, and therefore what permits may be necessary.  Furthermore, as discussed in our response to Comment No. 7, above, since any Chilean permitting process with respect to lithium is likely to be an auction process, any cost estimate would be inherently speculative as well as harmful to our competitive position.  We have added disclosure to such effect on page 56.  The Registration Statement already included ample disclosure of the relevant regulatory regimes on pages 56-58 (Chile) and pages 67-68 (Argentina).

Plan of Distribution, page 83

[16.]
Your statement on page 84 that “[n]one of the selling stockholders who are affiliates of broker-dealers, other than the initial purchasers in private transactions, purchased the shares of common stock outside of the ordinary course of business or, at the time of the purchase of the common stock, had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities” suggests that initial purchasers in private transactions who are affiliates of broker-dealers did indeed purchase the shares of common stock outside of the ordinary course of business or otherwise had agreements for distribution. We note the contrary disclosure on page 19 above the table of selling stockholders. Please revise and advise.

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

We have revised the paragraph on page 84 to eliminate the confusing language.

Registration Rights, page 88

[17.]
Please disclose the amount of liquidated damages you accrued from failing to satisfy your registration obligations from your 2010 private placement. Please also clarify that these and the 2009 Private Placement shares are included in this registration statement.

We have added disclosure on page 88 explicitly stating that, due to the permanent waiver, we have not accrued any liquidated damages from our failure to satisfy registration obligations from our First 2010 Private Placement.

We have expanded the discussion of selling stockholders on page 18 to clarify the shares being registered and the transactions pursuant to which they were issued.

Note 7 – Loans Payable, page F-41

[18.]
We have reviewed your response to prior comment 27 from our letter dated July 28, 2011. You indicate that you have included the calculations for the convertible notes, warrants and beneficial conversion feature attached as Exhibit 1; however, it does not appear that Exhibit 1 was attached. As previously requested, please provide us with the calculations related to the values assigned to your convertible notes, warrants, and beneficial conversion feature. Please also show us how you calculated the loss on extinguishment of these convertible notes as a result of their modification in August 2011 as described on page F-44 of your Form 10-K for the year ended June 30, 2011.

We have included Exhibit 1 as an attachment to this response.

We estimated the loss on debt extinguishment in the subsequent events footnote within the 2011 Form 10-K.  The following is our analysis of the loss on debt extinguishment which we recorded in our Form 10-Q for the three month period ended September 30, 2011:

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

We entered into an Amendment and Waiver Agreement with the holders of our zero-coupon bridge notes, dated as of August 25, 2011 (the “Waiver Agreement”). Pursuant to the Waiver Agreement, effective upon the closing of POSCAN’s initial $8 million investment under the SPA (as defined in the 10K - which occurred on September 14, 2011), the zero-coupon bridge notes will be due on June 30, 2012 (previously due February 2, 2011), and the Company will not be required to make any prepayment out of the proceeds of the SPA. The Waiver Agreement does not alter the principal amount of the zero-coupon bridge notes, however it provides that such notes will accrue interest at a rate of 15% per annum from February 2, 2012, until June 30, 2012. The Waiver Agreement also reduces the conversion price of the $1.5 million zero-coupon bridge notes to $0.12 per share (from $0.40/share).

In accordance with ASC 470-50-40-12, we determined the convertible notes Waiver Agreement resulted in a loss on extinguishment because the fair value of the embedded conversion option on the convertible notes increased by more than 10% as a result of the decrease in the conversion price of the convertible debt from $0.40/share to $0.12/share.  The intrinsic value of the embedded conversion feature alone increased from $0 to $330,019 on the date of the debt extinguishment (which is an increase of more than 10% of the $1.5 million note plus accrued interest of $84,192 as of September 14, 2011).  As a result, we wrote off all of the unamortized deferred financing costs ($66,375) to loss on debt extinguishment.  We also incurred $30,000 of additional financing costs in connection with the Waiver Agreement which was included in the loss on debt extinguishment.

In accordance with ASC470-50-40-13, if it is determined that the original and new debt instruments are substantially different, the new debt instrument shall be initially recorded at fair value, and that amount shall be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument.   We determined that the income approach was the most reasonable method for determining the fair value of the notes, which become due June 30, 2012 (the Company did not identify quoted prices for similar convertible notes payable traded as assets).  As a result, we determined the $1.5 million purchase price of the convertible note plus accrued interest approximated fair value, resulting in a fair value of $1,584,192 on the debt extinguishment date.  As further support for the fair value of the note, we noted that the interest rate on the zero-coupon bridge notes of 15% was significantly greater than the 1 year LIBOR rate which was less than 1% on the date of the debt extinguishment.  We recorded the $745,377 difference between the carrying value of the note of ($838,815) and the fair value of the note ($1,584,192) as a loss on debt extinguishment.

Following is a summary of the loss on debt extinguishment:

Deferred financing costs – Pre-debt extinguishment	$66,375
Fair value of debt > carrying value	$745,377
Deferred financing costs – Post-debt extinguishment	$30,000
Loss on Debt Extinguishment	$841,752

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

Because the Waiver Agreement resulted in a beneficial conversion, we discounted the fair value of the debt following the debt extinguishment by the intrinsic value of the convertible instruments in accordance with ASC 470-20-25-5.  As a result, we recorded a discount of $330,019, calculated as follows:

Closing Li3 stock price on September14, 2011 Debt Extinguishment	$0.145
Conversion price	$0.12
Difference	$0.025
Number of convertible shares ($1,584,192/$0.12)	13,201,600
Beneficial conversion (13,201,600 shares * $0.025)	$330,019

We will accrete the $330,019 discount to interest expense over the remaining life of the note, in addition to recording 15% interest expense.

Recent Sale of Unregistered Securities, page II-1

[19.]	Please provide a supplemental legal analysis as to availability of the private placement exemption relied upon for the sales that occurred after this registration statement was on file.

We have added a supplemental legal analysis as to the availability of the private placement exemption for securities offered or sold after our initial filing of the Registration Statement, in light of integration considerations.

Form 10-K for the Year Ended June 30, 2011

Item 15 – Exhibits, Financial Statement Schedules, page 84

Report of Independent Registered Public Accounting Firm, page F-2

[20.]
We note that your auditor has referred to a predecessor auditor that audited the consolidated financial statements for the period from June 24, 2005 (inception) through June 30, 2009. As such, please amend your Form 10-K to also provide the predecessor auditor’s audit report as well as a consent. Refer to Rule 2-05 of Regulation S-X.

We had applied to the SEC Division of Corporation Finance’s Office of the Chief Accountant (the “OCA”) for relief from the requirement to include audited consolidated cumulative financial statements in our Securities Act and Exchange Act filings.  A copy of our letter requesting such relief is attached hereto as Exhibit 2.  However, the OCA recently wrote to inform us that it would not waive the requirement in Rule 2-05 of Regulation S-X.

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

We have amended our Form 10-K to include the predecessor auditor’s audit report and consent.

Note 4 – Mineral Rights, page F-15

[21.]
Please tell us, in detail, how you considered each of the provisions of ASC 805-10-55-4 through 55-9 in determining that your acquisition of a 60% interest in each of the Maricunga Companies represented an asset acquisition rather than a business acquisition. Please also tell us how you considered Rule 11-01(d) of Regulation S-X in determining that this transaction did not represent the acquisition of a business for reporting purposes.

The Maricunga property is undeveloped and covers an area of approximately 3,553 acres (1,438 hectares), comprising six exploitation mining concessions granted by the Chilean government, each held by one of the Maricunga Companies, and is located in the northeast section of the Salar de Maricunga in Region III of Atacama in northern Chile. Each mining concession grants the owner the right to explore for mineral deposits at the Maricunga property. These mining properties are not subject to royalties or other agreements. However, Li3 must pay an annual license in March of each year, aggregating $6,111 per year.  Li3 acquired a 60% interest in each of the Maricunga Companies.

Consideration of classification as a business

We considered the provisions of ASC 805-10-55-4, which indicate that a business consists of inputs and processes, which when applied to inputs, have the ability to generate outputs.  Although businesses usually have outputs, they are not required for an integrated set to qualify as a business.  Li3 has determined that the Maricunga Companies do have an input (mineral rights), but that they have no  processes and no outputs.  Further, the Maricunga Companies have no assets (other than mineral rights), no employees, no strategic or operating processes, and no liabilities other than the $6,000 per year license fee.   The only process that the Maricunga Companies historically applied was shallow well drilling which occurred in 2007, however, the shallow wells were not drilled deep enough to be considered a business activity.  Instead, the shallow wells were drilled solely to sample the mineral composition of the property and to use the results to attract a buyer for the Maricunga Companies.

ASC 805-10-55-5 indicates that a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes. Upon acquiring the Maricunga Companies, the Maricunga Companies are not producing outputs, thus there was nothing to be integrated with Li3.

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

ASC 805-10-55-6 indicates that new businesses often have few inputs and processes and sometimes only have a single output, and that nearly all businesses have liabilities, but a business need not have liabilities.  The Maricunga Companies have only one input (mineral rights), no processes and no outputs and only one liability consisting of an annual license fee.

ASC 805-10-55-7 discusses development stage companies which also could be considered a business. The Maricunga Companies are in the development stage, however, when acquired they had not begun planned principal activities (as they were effectively dormant with no operations), they had no employees, were not pursuing a plan to produce outputs and had no customers that could purchase the outputs.

ASC 805-55-8-9 indicates that determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set (in which goodwill may or may not be present) is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.  Again, the Maricunga Companies did not comprise of an integrated set of business activities, but rather consisted of one input, mineral rights.

Conclusion re: ASC 805: Maricunga companies have no processes and no outputs to constitute a business. The Company’s position is that the Maricunga Companies did not comprise any business as defined in the guidance of ASC 805-10-55-4-9, but rather comprised a single asset consisting of mineral rights.

We also considered Rule 11-01(d) of Regulation S-X in determining this transaction was an asset acquisition as opposed to an acquisition of a business.

Rule 11-01(d) indicates that the Company should consider if the nature of the revenue-producing activity will remain the same after the acquisition in determining if an acquisition is a business.  The Company determined that there was no revenue producing activities for the Maricunga Companies, as no known revenues have ever been generated from the mineral rights owned by the Maricunga Companies.

Rule 11-01(d) also indicates that certain other attributes should be considered, including whether the acquisition facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques, or trade names will remain.    The Maricunga Companies have no facilities, no employees, no distribution system, no customer base, no production techniques and no trade name.  The sole asset owned by the Maricunga Companies are mineral rights which the Maricunga Companies have spent approximately $6,000 per year maintaining.  The last activity at the Maricunga Companies occurred when the Maricunga Companies drilled shallow wells for sampling in 2007, the results of which were used by the Maricunga Companies to market the Maricunga Companies for sale.

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

Rule 11-01(d)-2 indicates that in certain cases a development stage enterprise could meet the definition of a business for SEC purposes.  In the case of the Maricunga Companies, Li3 believes the Maricunga Companies are in the exploration stage, however as the Company has never had revenue producing activities and was not an active operating company when it was acquired, the Company does not believe this criteria is met to consider the Maricunga Companies a business and believes a more appropriate designation for the transaction is an asset acquisition.

Conclusion re: Rule 11-01 (d): the Maricunga Companies have no revenue producing activities, no facilities, no employees, no distribution system, no customer base, no production techniques and no trade name and are not a business.

Other Reporting Matters

The Company considered the accounting for the noncontrolling interests in the Maricunga Companies and determined that since it owned 60% of the companies acquired that consolidation of the Maricunga Companies was appropriate, irrespective of its classification as an asset purchase.  As such, the Company recorded $25,496,000 consisting of mineral rights attributable to the noncontrolling interests and an equity component for non-controlling interest based on the fair value of the purchase price of the 60% interest.

Note 11 – Income Taxes, page F-40

[22.]	Please revise your table on page F-40 to disclose the components of income (loss) before tax expense as either domestic or foreign, rather than disclosing the components of taxable income.

We have replaced the table on page F-40 with a table disclosing the components of the Company’s consolidated net loss before income taxes.

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

Item 9A.
Management’s Report on Internal Control over Financial Reporting, page 64

[23.]	Please include a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting.

Amendment No. 1 to the 2011 Form 10-K (the “10-K Amendment”) revises Management’s Report on Internal Control over Financial Reporting to include a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting.

Certifications

[24.]	Please revise paragraph 4(d) so that it conforms to the requirements of Item 601(b)(31) of Regulation S-K.

Paragraph 4(d) of the Certification previously filed with the original 2011 Form 10-K differs from the language of Item 601(b)(31) of Regulation S-K only in that it specified changes occurring during the “fourth quarter of the registrant’s 2011 fiscal year,” rather than referring to the generic and more cumbersome formulation contained in Item 601(b)(31): “the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report).”

Paragraph 4(d) in these Certifications, as filed with the 10-K Amendment uses the language in Item 601(b)(31) verbatim.

*           *           *           *           *

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

We believe that the changes in the accompanying Amendment No. 2 and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.  If the Staff has any questions or comments with respect to the changes made to the registration statement by Amendment No. 2, please contact me at (212) 400-6904.

Sincerely yours, /s/ David M. Zlotchew David M. Zlotchew

cc:	Luis Saenz
Christy Albeck
John Lehman
Adam Gottbetter

EXHIBIT 1
(Convertible Notes, Warrants & Beneficial Conversion Feature Calculations)

EXHIBIT 2
(Letter, dated November 15, 2011, to Office of the Chief Accountant)

November 15, 2011

U.S. Securities & Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549
Attention:  Leslie Overton, Associate Chief Accountant

Dear Ladies and Gentlemen:

Li3 Energy, Inc. (“Li3 Energy”) is an emerging exploration company, focused on the discovery and development of lithium and potassium brine and nitrate and iodine deposits in South America.  Prior to Li3 Energy’s February 23, 2010, acquisition of certain mineral claims (the “Shell Exit”), Li3 Energy was a shell company with de minimus operations and nominal non-cash assets.

Li3 Energy is seeking a waiver from providing the audit reports and consents of its predecessor auditor with respect to the period from inception to June 30, 2009.  Li3 Energy believes the requirement to be burdensome and costly and provides no appreciable benefit to the readers of its financial statements.

Li3 Energy is currently in the process of registering shares of its stock, and has filed a Registration Statement on Form S-1 (the “Registration Statement”) in this regard.  The SEC Staff has issued the following comment to the Registration Statement:

We note that your auditor has referred to a predecessor auditor that audited the consolidated financial statements for the period from June 24, 2005 (inception) through
June 30, 2009. As such, please amend your Form 10-K to also provide the predecessor auditor’s audit report as well as a consent.  Refer to Rule 2-05 of Regulation S-X.

The Company has reviewed Rule 2-05 of Regulation S-X and the Division of Corporation Finance, Financial Reporting Manual, Topic 4140: Principal Auditor regarding reference to predecessor auditors.

Prior to the Shell Exit, Li3 Energy was a shell company with nominal non-cash assets and de minimus operations.  At June 30, 2009, immediately prior to the fiscal year that was first audited by Li3 Energy’s current independent registered public accounting firm (and, in which year the Shell Exit occurred), Li3 Energy had total assets of $17,548, total stockholders’ deficit of $86,210 and had incurred cumulative losses of $193,710 since inception.

Li3 Energy’s Registration Statement and its most recently filed Annual Report on Form 10-K (the “2011 Form 10-K”) do not include any reference to the financial statements being subject to the predecessor auditor’s opinion.  However, the only portion of the financial statements presented in such filings that are not currently reported upon by Li3 Energy’s current audit firm are the cumulative financial statements presented.

Li3 Energy requests a waiver of the requirement for the audit reports of its predecessor auditor to be included in its filings under the Securities Act of 1933 and the Securities Exchange Act of 1934, in each case, as amended, and is requesting that it be allowed to report the results from operations for the cumulative period from June 24, 2005 (inception) through June 30, 2011 on an “unaudited” basis.

Attached please find the 2011 Form 10-K, filed by Li3 Energy, Inc. on October 6, 2011 as a reference document.

Sincerely,

Li3 ENERGY, INC.

By:
Name: Luis Saenz
Title: Chief Executive Officer

cc:	Mr. Jeffrey Gordon, Staff Accountant (reviewing the Registration Statement and 2011 Form 10-K)
Ms. Lisa Etheredge, Staff Accountant (reviewing the Registration Statement and 2011 Form 10-K)